UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934*

                  Brooks Fiber Properties, Inc.
                         (Name of Issuer)

          Voting Common Stock, $.01 par value per share
                  (Title of Class of Securities)

                           114399 10 8
                          (CUSIP Number)

                         Harvey P. Perry
      Senior Vice President, General Counsel, and Secretary
               Century Telephone Enterprises, Inc.
                      100 Century Park Drive
                     Monroe, Louisiana 71203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           May 5, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 114399 10 8

     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Century Telephone Enterprises, Inc.             72-0651161


     2)   Check the Appropriate Box if a Member of a Group*
          (a)                                               _____
          (b)                                               _____


     3)   SEC Use Only



     4)   Source of Funds*
          OO


     5)   Check  Box if  Disclosure  of  Legal  Proceedings  is  Required
          Pursuant to Items 2(d) or 2(e)                    _____


     6)   Citizenship or Place of Organization
          Louisiana


 Number of          7)  Sole Voting Power                  4,336,226
Shares Bene-
  ficially          8)  Shared Voting Power                        0
Owned by Each
  Reporting         9)  Sole Dispositive Power             4,336,226
   Person
    With           10)  Shared Dispositive Power                   0


     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person                                 4,336,226


     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*                                 X


     13)  Percent of Class Represented by Amount
          in Row (11)                                          11.5%


     14)  Type of Reporting Person*                              CO


*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.   Security and Issuer.

     This statement relates to the voting common stock, $.01 par value per share (the "Common Stock"), of Brooks Fiber Properties, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 425 Woods Mill Road South, Suite 300, Town & Country, Missouri 63017.

Item 2.   Identity and Background.

     This statement is filed by Century Telephone Enterprises, Inc. (the "Reporting Person"), a Louisiana corporation. The Reporting Person is a regional diversified telecommunications company that is primarily engaged in providing traditional local exchange telephone services and cellular telephone communications services. The address of the Reporting Person's principal office is 100 Century Park Drive, Monroe, Louisiana 71203.

     (a), (b), and (c) Set forth below with respect to each of the directors and executive officers of the Reporting Person is such person's name, residence or business address, present principal occupation, and the name, principal business, and address of any organization in which such occupation is conducted.


                                                                          Name, Principal Business,
                                                          Present               and Address
                              Residence of               Principal            Which Occupation
     Name                   Business Address             Occupation             is Conducted
-------------------     -------------------------      --------------     -------------------------
William R. Boles        1805 Tower Drive               Lawyer             Boles, Boles & Ryan
                        Monroe, Louisiana 71201                           law firm
                                                                          1805 Tower Drive
                                                                          Monroe, Louisiana  71201

Virginia Boulet         400 Poydras Street             Lawyer             Phelps Dunbar, L.L.P.
                        New Orleans, Louisiana 70130                      law firm
                                                                          400 Poydras Street
                                                                          New Orleans, Louisiana  70130

Ernest Butler, Jr.      Stephens Building              Senior Executive   Stephens Inc.
                        111 Center Street              Vice President     investment banking firm
                        Little Rock, Arkansas 72201                       Stephens Building
                                                                          111 Center Street
                                                                          Little Rock, Arkansas  72201

David D. Cole           100 Century Park Drive         President-Mobile   Century Telephone Enterpises, Inc.
                        Monroe, Louisiana 71203        Communications     cellular and local telephone services
                                                       Group              100 Century Park Drive
                                                                          Monroe, Louisiana  71203

Kenneth R. Cole         100 Century Park Drive         President-         Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        Telephone Group    cellular and local telephone services
                                                                          100 Century Park Drive
                                                                          Monroe, Louisiana  71203

Calvin Czeschin         Post Office Box 789            President and      Yelcot Telephone Company
                        Mountain Home, Arkansas        Chief Executive    local telephone services
                        72653                          Officer            Post Office Box 789
                                                                          Mountain Home, Arkansas 72653

R. Stewart Ewing, Jr.   100 Century Park Drive         Senior Vice        Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        President and      cellular and local telephone services
                                                       Chief Financial    100 Century Park Drive
                                                       Officer            Monroe, Louisiana  71203

James B. Gardner        8080 North Central Expressway  Managing Director  Service Asset Management Company
                        Suite 1010                                        financial services firm
                        Dallas, Texas 75206                               8080 North Central Expressway
                                                                          Suite 1010
                                                                          Dallas, Texas  75206

W. Bruce Hanks          100 Century Park Drive         Senior Vice        Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        President-         cellular and local telephone services
                                                       Corporate          100 Century Park Drive
                                                       Development and    Monroe, Louisiana  71203
                                                       Strategy

R.L. Hargrove, Jr.      115 Shalimar Drive             Financial and      None
                        West Monroe, Louisiana 71291   Tax Consultant

Johnny Hebert           Post Office Box 275            President          Valley Electric
                        West Monroe, Louisiana 71294                      electrical contractor
                                                                          Post Office Box 275
                                                                          West Monroe, Louisiana  71294

F. Earl Hogan           Post Office Box 70             Managing Partner   EDJ Farms Partnership
                        Oak Ridge, Louisiana 71264                        farming enterprise
                                                                          Post Office Box 70
                                                                          Oak Ridge, Louisiana  71264

C.G. Melville, Jr.      3607 1/2 Napoleon Avenue       Private Investor   None
                        New Orleans, Louisiana  70125

Harvey P. Perry         100 Century Park Drive         Senior Vice        Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        President,         cellular and local telephone servicess
                                                       General Counsel,   100 Century Park Drive
                                                       and Secretary      Monroe, Louisiana  71203

Glen F. Post, III       100 Century Park Drive         Vice Chairman      Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        of the Board,      cellular and local telephone services
                                                       President, and     100 Century Park Drive
                                                       Chief Executive    Monroe, Louisiana  71203
                                                       Officer

Jim D. Reppond          Post Office Box 9              Retired            None
                        Salem, Arkansas 72576

Clarke M. Williams      100 Century Park Drive         Chairman of the    Century Telephone Enterprises, Inc.
                        Monroe, Louisiana 71203        Board              cellular and local telephone services
                                                                          100 Century Park Drive
                                                                          Monroe, Louisiana  71203



     (d) Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any director or executive officer of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any director or executive officer of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f) Each of the directors and executive officers of the Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     All 4,336,226 shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 1, 1997, by and among the Issuer, the Reporting Person, Brooks Fiber Communications of Texas, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Sub"), and Metro Access Networks, Inc. ("Metro"), a Delaware
corporation, a majority of the $.10 par value per share common stock ("Metro Common Stock") of which was owned by the Reporting Person. In accordance with the terms of the Merger Agreement, on May 5, 1997, Sub was merged with and into Metro and, in connection therewith, all 3,063 shares of Metro Common Stock owned by the Reporting Person were converted into 4,336,226 shares of Common Stock. No part of the consideration for such shares of Common Stock was represented by funds loaned by a bank or amounts borrowed or otherwise obtained for the purpose of acquiring such Common Stock.

     To the best of the Reporting Person's knowledge, none of the directors or executive officers of the Reporting Person own any Common Stock except for Harvey P. Perry, who acquired 500 shares of Common Stock with personal funds, none of which were loaned by a bank or borrowed or otherwise obtained for the purpose of acquiring such Common Stock. The Reporting Person disclaims beneficial ownership of the 500 shares of Common Stock held by Mr. Perry.

Item 4.   Purpose of Transaction.

     The Reporting Person acquired 4,336,226 shares of Common Stock for investment purposes pursuant to the provisions of the Merger Agreement. Metro owns and operates and has under construction fiber optic telecommunications networks in several Texas metropolitan areas and has made arrangements for the provision of full local exchange switched services in such areas. The boards of directors of Sub and Metro determined that it was in the best interests of their respective stockholders to consummate a business combination transaction in which
(i) Sub would merge with and into Metro (the "Merger"), (ii) each outstanding share of common stock of Sub would be converted into one share of common stock of the surviving corporation (the "Surviving Corporation"), (iii) each outstanding share of Metro Common Stock would be converted into a certain number of shares of Common Stock as determined in accordance with the terms of the Merger Agreement (subject to certain exceptions not applicable to the Reporting Person), and (iv) the name of the Surviving Corporation would be amended to be Brooks Fiber Communications of Texas, Inc. The result of such business combination was that, in effect, the Issuer acquired Metro from Century and the other owners of Metro in exchange for the above-described consideration.

     The Reporting Person is obligated under the Merger Agreement to indemnify the Issuer and the Surviving Corporation for certain losses that may arise in connection with the Merger if the aggregate amount of such losses exceeds $250,000. All such losses that in the aggregate amount are equal to 4% or less of the "Merger Consideration" (as that term is defined in the Merger Agreement) must be paid by the Reporting Person in shares of Common Stock valued at $20.60 for each such share. After the Reporting Person has indemnified the Issuer for such losses in an amount equal to 4% of the "Merger Consideration," the Reporting Person will have the option to pay for any additional indemnifiable losses in either cash or shares of Common Stock valued at $20.60 for each such share. All indemnifiable losses are computed net of any recovery of insurance proceeds. Claims for such indemnification must be made within certain time limitations. The Reporting Person will not be liable for any such losses in an amount greater than the aggregate value of the 4,336,226 shares of Common Stock it acquired in the Merger, determined at $20.60 for each such share.

     Upon the consummation of the Merger, the Reporting Person and the Issuer entered into an Affiliate Agreement (the "Affiliate Agreement") dated as of May 5, 1997, pursuant to which the Issuer agreed to maintain its Registration Statement No. 333-21223 on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "1933 Act") effective for resales of the Common Stock acquired in the Merger by the Reporting Person for a period of five years following the Merger. The Issuer also agreed to use its best efforts to register or qualify resales of Common Stock by the Reporting Person under the securities laws of such jurisdictions as the Reporting Person may reasonably request. If, however, the Reporting Person's ownership of Common Stock should fall below 5% of the outstanding Common Stock during the five-year period, the Issuer's obligation with respect to maintaining the effectiveness of the Registration Statement would cease unless and to the extent that the volume limitations of Rule 145 promulgated by the SEC under the 1933 Act would continue to be applicable to resales of Common Stock by the Reporting Person. In the event that a material change or development should occur that would require an amendment or supplement to the Registration Statement, the Reporting Person will suspend any resales of Common Stock for the period specified in the Affiliate Agreement. The Reporting Person also agreed that, in the event that it is afforded an opportunity to participate in an underwritten public offering of Issuer equity securities when it owns more than 1% of the outstanding Common Stock, it will not, without the prior written consent of the Issuer and the managing underwriters thereof, effect any public sale or distribution of Common Stock, other than in connection with such offering, during the period commencing seven days prior to the effective date of such offering and ending on a date between ninety and one hundred and eighty days after the effective date of such offering as selected by the managing underwriters thereof.

     In connection with the Merger Agreement, the Reporting Person and the Issuer also entered into a Stockholder Agreement (the "Stockholder Agreement") dated as of April 1, 1997, to establish certain terms and conditions concerning the acquisition and disposition of Issuer securities after the Merger by the Reporting Person and the corporate governance of the Issuer after the Merger. Pursuant to the requirements of the Stockholder Agreement, the board of directors (the "Board of Directors") of the Issuer created two vacancies in the Board of Directors and elected two designees of the Reporting Person to fill the two vacancies and to serve until the end of their respective terms. The Reporting Person's designees are Glen F. Post, III and W. Bruce Hanks, who are also directors and executive officers of the Reporting Person. In accordance with the provisions of the Stockholder Agreement, one of the nominees, Mr. Post, was designated as Vice Chairman of the Board of Directors. The Issuer agreed that, in connection with each meeting of the Issuer's stockholders at which the term of any director designated by the Reporting Person expires, its Board of Directors will nominate for election as a director of the Issuer a designee of the Reporting Person to stand for election for a succeeding term and will vote all management proxies in favor of such nominee, except for such proxies as specifically indicated to the contrary. The Issuer will also recommend its stockholders to vote in favor of such nominees and will use reasonable efforts to solicit from its stockholders proxies voted in favor of such nominees. If any director designated by the Reporting Person should decline or be unable to serve for any reason, or if such director resigns or is removed, the Board of Directors will promptly upon the request of the Reporting Person nominate or elect a new qualified person recommended by the Reporting Person to replace such designee.

     The Reporting Person will cease to have the right under the Stockholder Agreement to designate or cause the nomination or election of any member of the Board of Directors when the Reporting Person and its affiliates beneficially own outstanding voting securities of the Issuer and any Issuer securities convertible or exchangeable into its voting securities that represent less than 5% of the voting power of all outstanding voting securities of the Issuer. Until such time as the Reporting Person and its affiliates beneficially own outstanding voting securities of the Issuer representing less than 5% of the voting power of all outstanding voting securities of the Issuer, the Reporting Person has agreed that it and its affiliates will vote the voting securities of the Issuer held by them for the nominees recommended by the Board of Directors, provided such nominees include the Reporting Person's nominees. The Reporting Person and its affiliates will cause the directors designated by the Reporting Person to resign from the Board of Directors at such time as the Reporting Person and its affiliates beneficially own less than 5% of the voting power of all outstanding voting securities of the Issuer. If, however, the Reporting Person's percentage of the voting power of all outstanding voting securities of the Issuer is reduced below 5% as the result of an issuance of outstanding voting securities by the Issuer, the Reporting Person will be afforded ninety days to purchase a sufficient amount of additional voting securities of the Issuer necessary to maintain its level of representation on the Board of Directors.

     The Issuer has the obligation under the Stockholder Agreement to take all necessary action to insure at all time that its certificate of incorporation and by-laws are not at any time inconsistent with the provisions of the Stockholder Agreement. The Issuer agreed that, except as required by applicable law, rule, or regulation or the Merger Agreement, it will not approve or recommend to its stockholders any transaction or approve, recommend, or take any other action that would impose limitations on the legal rights of the Reporting Person or its affiliates as stockholders of the Issuer to designate directors pursuant to the Stockholder Agreement, otherwise materially adversely discriminate against the Reporting Person or its affiliates as stockholders of the Issuer, or restrict the right of any director designated by the Reporting Person to vote on any matter as such director believes appropriate in accordance with such designee's fiduciary duties as a director of the Issuer.

     In accordance with the provisions of the Stockholder Agreement, neither the Reporting Person nor any of its affiliates may acquire beneficial ownership of any Issuer equity securities that would cause their ownership of the voting power of all outstanding voting securities of the Issuer to exceed 15% thereof without the prior consent of the Board of Directors except (i) in the event that the Issuer receives a bona fide offer from a third party to acquire in excess of 50% of the Issuer's outstanding voting securities, in which event such restriction would be temporarily waived to permit the Reporting Person, if it so desired, to make one or more offers to increase its ownership of the outstanding voting securities of the Issuer on the same basis as such third party offer and (ii) in the event that the Reporting Person exercises its right to sell its membership interests in Michigan Fiber Communications L.L.C., a Delaware limited liability company, pursuant to the provisions of the Limited Liability Company Agreement (the "Limited Liability Company Agreement") entered into between the Reporting Person and a subsidiary of the Issuer, such restriction would be waived by the Issuer if necessary to permit the Reporting Person to receive payment of the purchase price therefor from the Issuer in shares of Common Stock. (The Reporting Person hereby agrees to furnish supplementally to the Securities and Exchange Commission upon request a copy of the Limited Liability Company Agreement, pursuant to which the parties thereto may contribute cash or assets to construct and to operate jointly local telecommunications networks within the State of Michigan.) The Reporting Person also agreed that, for as long as one or more of its nominees is a director of the Issuer, neither it nor any of its affiliates will, and they will not assist or encourage other persons to directly or indirectly
(i) acquire ownership of any substantial portion of the assets or equity securities of the Issuer, (ii) engage in any solicitation of proxies or form, join, or in any way participate in a "group" (as defined under the Securities Exchange Act of 1934) with respect to equity securities of the Issuer, or (iii) subject to the obligation of its designees on the Board of Directors to exercise their fiduciary duties as directors, otherwise seek or propose to acquire control of the Board of Directors.

     Except as described above in this Item 4, there are no plans or proposals that the Reporting Person has or, to the best of its knowledge, that the directors and executive officers of the Reporting Person have that relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;
(b)   an  extraordinary  corporate  transaction,  such   as   a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted on the Nasdaq inter-dealer quotation system; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. The Reporting Person intends, however, to review continuously all aspects of its investment in the Issuer, including the Issuer's business, operations, financial results and condition and prospects, the market price of the Common Stock, conditions in the securities markets generally, and general economic and industry conditions. The Reporting Person reserves the right, in light of its continuing review of these factors and in accordance with and subject to its rights and its obligations under the Merger Agreement, the Affiliate Agreement, and the Stockholder Agreement, to acquire additional shares of Common Stock, to dispose of any or all of the shares of Common Stock it currently holds, or otherwise to change its intention with respect to any or all of the matters referred to in this
Item 4. Thus, based on its continuing review of its investment in the Issuer, the Reporting Person may formulate a plan or proposal relating to one or more of the matters enumerated above. In addition, in the course of performing their duties as directors of the Issuer, Messrs. Post and Hanks may discuss one or more of the matters enumerated above with other directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

     The foregoing descriptions of the Merger Agreement, the Affiliate Agreement and the Stockholder Agreement are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and is hereby incorporated into this Item 4.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owned 4,336,226 shares of Common Stock, which is 11.5% of the outstanding shares of Common Stock. To the best of the Reporting Person's knowledge, as of the date hereof no director or executive officer of the Reporting Person beneficially owned any Common Stock, except Harvey P. Perry, who beneficially owned 500 shares of Common Stock, which is substantially less than 1% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Perry.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 4,336,226 shares of Common Stock referred to in Item 5(a) as being beneficially owned by it, subject to its obligations under the Stockholder Agreement with respect to voting shares of Common Stock, which are summarized in Item 4 hereof. To the best of the Reporting Person's knowledge, Mr. Perry has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 500 shares of Common Stock referred to in Item 5(a) as being beneficially owned by him.

     (c) The Reporting Person has not engaged in any transactions involving Common Stock during the past sixty days other than the acquisition by the Reporting Person of 4,336,226 shares of Common Stock upon the conversion of its 3,063 shares of Metro Common Stock as a result of the Merger, which was consummated effective May 5, 1997. To the best of the Reporting Person's knowledge, no director or executive officer of the Reporting Person has engaged in any transactions in Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,336,226 shares of Common Stock referred to in Item 5(a) as being beneficially owned by the Reporting Person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500 shares of Common Stock referred to in Item 5(a) as being beneficially owned by Harvey P. Perry.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The answer to Item 4 of this Schedule 13D is incorporated by reference in response to this Item 6.

Item 7.   Material to be Filed as Exhibits.

     2.1 Agreement and Plan of Merger dated as of April 1, 1997, by and among the Issuer, Sub, the Reporting Person, and Metro. The Reporting Person hereby agrees to furnish supplementally to the Securities and Exchange Commission upon request copies of the schedules and exhibits to such Agreement and Plan of Merger, which have been omitted from this filing.

     2.2 Affiliate Agreement dated as of May 5, 1997, between the Issuer and the Reporting Person.

     2.3 Stockholder Agreement dated as of April 1, 1997, between the Issuer and the Reporting Person.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CENTURY TELEPHONE ENTERPRISES, INC.


     May 15, 1997             By: /s/ Glen F. Post, III
  ------------------             ------------------------------------
         Date                            Glen F. Post, III
                                    Vice Chairman of the Board,
                                        President, and Chief
                                         Executive Officer



                          EXHIBIT INDEX


                                                               Sequentially
Exhibit                                                          Numbered
Number              Description of Exhibit                          Page
------              ----------------------                     -------------

 2.1 Agreement and Plan of Merger made as of April 1, 1997, by and among Brooks Fiber Properties, Inc. (the
        "Issuer"), Brooks Fiber Communications of Texas Inc.,
        Century Telephone Enterprises, Inc. (the "Reporting
        Person"), and Metro Access Networks, Inc.

 2.2 Affiliate Agreement dated as of May 5, 1997, between the Issuer and the Reporting Person

 2.3 Stockholder Agreement dated as of April 1, 1997, between the Issuer and the Reporting Person